Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year 2014 Financial Results

Shanghai, China, March 19, 2015 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2014.

Highlights for the Fourth Quarter of 2014

•                      Net revenues were RMB1.9 billion (US$308 million) for the fourth quarter of 2014, up 33% year-on-year, exceeding our net revenue guidance of 30% increase year-on-year for the fourth quarter 2014.

•                      Accommodation reservation volume increased 53% year-on-year, exceeding our guidance of 40-50% volume increase year-on-year, and accommodation reservation revenues increased 31% year-on-year, reaching RMB842 million (US$136 million) for the fourth quarter of 2014.

•                      Transportation ticketing volume increased 102% year-on-year, exceeding our guidance of 55-65% volume increase year-on-year, and transportation ticketing revenues increased 34% year-on-year, reaching RMB774 million (US$125 million) for the fourth quarter of 2014.

•                      Gross margin was 69% for the fourth quarter of 2014, compared to 73% in the same period in 2013, and 72% in the previous quarter.

•                      Net Loss attributable to Ctrip’s shareholders was RMB224 million (US$36 million) for the fourth quarter of 2014, compared to net income attributable to Ctrip’s shareholders of RMB261 million (US$43 million) in the same period in 2013. Excluding share-based compensation charges (non-GAAP), net loss attributable to Ctrip’s shareholders was RMB98 million (US$16 million), compared to net income attributable to Ctrip’s shareholders of RMB368 million (US$61 million) in the same period in 2013.

•                      Diluted earnings per ADS were RMB-1.60 (US$-0.26) for the fourth quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB-0.70 (US$-0.11) for the fourth quarter of 2014.

•                      Share-based compensation charges were RMB127 million (US$20 million), accounting for 7% of the net revenues, or RMB0.90 (US$0.15) per ADS for the fourth quarter of 2014.

Highlights for the Full Year 2014

•                      Net revenues were RMB7.3 billion (US$1.2 billion) in 2014, up 36% year-on-year.

•                      Accommodation reservation volume increased 63% year-on-year, and accommodation reservation revenues increased 45% year-on-year, reaching RMB3.2 billion (US$516 million) in 2014.

•                      Transportation ticketing volume increased 90% year-on-year, and transportation ticketing revenues increased 36% year-on-year, reaching RMB3.0 billion (US$475 million) in 2014.

•                      Gross margin was 71% in 2014, compared to 74% in 2013.

•                      Net income attributable to Ctrip’s shareholders was RMB243 million (US$39 million) in 2014, down 76% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB739 million (US$119 million), down 49% year-on-year.

•                      Diluted earnings per ADS were RMB1.59 (US$0.26) in 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB4.84 (US$0.78) in 2014.

•                      Share-based compensation charges were RMB497 million (US$80 million), accounting for 7% of the net revenues, or RMB3.25 (US$0.52) per ADS in 2014.

“In the fourth quarter of 2014, our main business lines demonstrated strong momentum.” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “Accommodation reservation and transportation ticketing services reached 53% and 102% year-over-year volume growth respectively. Total GMV of packaged tour business reached RMB13 billion in 2014. Our new initiatives have propelled the expansion in our market share. Cumulative mobile app downloads reached nearly 600 million by the end of the year, growing over 70% from the previous quarter. Over 70% of transactions were made through mobile platforms during the Chinese New Year holiday. 2015 could be another exciting year. We will continue to focus on technology, service quality and efficiency, product comprehensiveness and price competitiveness, to create greater value for our customers, our partners, our employees and ultimately, our investors.”

Fourth Quarter and Full Year 2014 Financial Results and Business Updates

For the fourth quarter of 2014, Ctrip reported total revenues of RMB2.0 billion (US$326 million), representing a 32% increase from the same period in 2013. Total revenues for the fourth quarter of 2014 decreased by 11% from the previous quarter.

For the full year ended December 31, 2014, total revenues were RMB7.8 billion (US$1.3 billion), representing a 36% increase from 2013.

Accommodation reservation revenues amounted to RMB842 million (US$136 million) for the fourth quarter of 2014, representing a 31% increase year-on-year, primarily driven by an increase of 53% in accommodation reservation volume, partially offset by the decrease of commission per room night. Accommodation reservation revenues decreased by 11% quarter-on-quarter.

For the full year ended December 31, 2014, accommodation reservation revenues were RMB3.2 billion (US$516 million), representing a 45% increase from 2013. The hotel reservation revenues accounted for 41% of the total revenues in 2014 and 39% of the total revenue in 2013.

Transportation ticketing revenues for the fourth quarter of 2014 were RMB774 million (US$125 million), representing a 34% increase year-on-year, driven by an increase of 102% in ticketing volume. Transportation ticketing revenues decreased by 3% quarter-on-quarter.

For the full year ended December 31, 2014, transportation ticketing reservation revenues were RMB3.0 billion (US$475 million), representing a 36% increase from 2013. The transportation ticketing revenues accounted for 38% of the total revenues in 2014 and 2013.

Packaged-tour revenues for the fourth quarter of 2014 were RMB233 million (US$38 million), representing a 20% increase year-on-year, driven by an increase of 54% in volume of organized tours and self-guided tours. Packaged-tour revenues decreased by 35% quarter-on-quarter, primarily due to seasonality.

For the full year ended December 31, 2014, packaged-tour reservation revenues were RMB1.1 billion (US$170 million), representing a 13% increase from 2013. The packaged-tour reservation revenues accounted for 14% of the total revenues in 2014 and 16% of the total revenues in 2013.

Corporate travel revenues for the fourth quarter of 2014 were RMB108 million (US$17 million), representing a 38% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 4% quarter-on-quarter.

For the full year ended December 31, 2014, corporate travel revenues were RMB373 million (US$60 million), representing a 40% increase from 2013. The corporate travel reservation revenues accounted for 5% of the total revenues in 2014 and 2013.

For the fourth quarter of 2014, net revenues were RMB1.9 billion (US$308 million), representing a 33% increase from the same period in 2013. Net revenues for the fourth quarter of 2014 decreased by 10% from the previous quarter.

For the full year ended December 31, 2014, net revenues were RMB7.3 billion (US$1.2 billion), representing a 36% increase from 2013.

Gross margin was 69% for the fourth quarter of 2014, compared to 73% in the same period in 2013 and 72% in the previous quarter.

For the full year ended December 31, 2014, gross margin was 71%, compared to 74% in 2013.

Product development expenses for the fourth quarter of 2014 increased by 137% to RMB789 million (US$127 million) from the same period in 2013 and 29% from the previous quarter, primarily due to an increase in product development personnel related expenses. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 39% of the net revenues, increased from 21% in the same period in 2013 and 26% in the previous quarter.

For the full year ended December 31, 2014, product development expenses were RMB2.3 billion (US$374 million), representing an increase of 86% from 2013. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 29% of the net revenues, increased from 21% in 2013.

Sales and marketing expenses for the fourth quarter of 2014 increased by 88% to RMB707 million (US$114 million) from the same period in 2013 and increased by 18% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 36% of the net revenues, increased from 25% in the same period in 2013 and 27% in the previous quarter.

For the full year ended December 31, 2014, sales and marketing expenses were RMB2.2 billion (US$357 million), representing an increase of 74% from 2013. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 29% of the net revenues, increased from 23% in 2013.

General and administrative expenses for the fourth quarter of 2014 increased by 52% to RMB234 million (US$38 million) from the same period in 2013, primarily due to an increase in administrative personnel related expenses. General and administrative expenses for the fourth quarter of 2014 decreased by 3% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 9% of the net revenues, increased from 6% in the same period in 2013 and 8% in the previous quarter.

For the full year ended December 31, 2014, general and administrative expenses were RMB862 million (US$139 million), representing an increase of 33% from 2013. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 7% in 2013.

Loss from operations for the fourth quarter of 2014 was RMB401 million (US$65 million), compared to income from operations of RMB183 million (US$30 million) in the same period in 2013 and RMB88 million (US$14 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), loss from operations was RMB274 million (US$44 million), compared to income from operations of RMB289 million (US$48 million) in the same period in 2013 and RMB225 million (US$37 million) in the previous quarter.

For the full year ended December 31, 2014, loss from operations was RMB151 million (US$24 million), compared to income from operations of RMB838 million (US$139 million) in 2013.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB346 million (US$56 million), decreasing by 73% from 2013.

Operating margin was -21% for the fourth quarter of 2014, compared to 13% in the same period in 2013, and 4% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was -14%, compared to 20% in the same period in 2013 and 11% in the previous quarter.

For the full year ended December 31, 2014, operating margin was -2%, compared to 16% in 2013. Excluding share-based compensation charges (non-GAAP), operating margin was 5%, compared to 24% in 2013.

Income tax benefit for the fourth quarter of 2014 was RMB13 million (US$2 million), compared to income tax expense of RMB70 million (US$12 million) in the same period of 2013 and RMB50 million (US$8 million) in the previous quarter.

Income tax expense for the full year ended December 31, 2014 was RMB131 million (US$21 million), compared to RMB294 million (US$49 million) in 2013.

Net loss attributable to Ctrip’s shareholders for the fourth quarter of 2014 was RMB224 million (US$36 million), compared to net income attributable to Ctrip’s shareholders of RMB261 million (US$43 million) in the same period in 2013 and RMB217 million (US$35 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net loss attributable to Ctrip’s shareholders was RMB98 million (US$16 million), compared to net income attributable to Ctrip’s shareholders of RMB368 million (US$61 million) in the same period in 2013 and RMB354 million (US$58 million) in the previous quarter.

For the full year ended December 31, 2014, net income attributable to Ctrip’s shareholders was RMB243 million (US$39 million), representing a decrease of 76% from 2013. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB739 million (US$119 million), representing a decrease of 49% from 2013.

Diluted earnings per ADS were RMB-1.60 (US$-0.26) for the fourth quarter of 2014. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB-0.70 (US$-0.11) for the fourth quarter of 2014.

For the full year ended December 31, 2014, diluted earnings per ADS were RMB1.59 (US$0.26), compared to RMB6.66 (US$1.10) in 2013. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB4.84 (US$0.78), compared to RMB9.53 (US$1.57) in 2013.

As of December 31, 2014, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB12.6 billion (US$2.0 billion).

Recent Development

In the first quarter 2015, Ctrip established Beijing Joint Wisdom Information Technology Co., Ltd. (Joint Wisdom) by merging several key subsidiaries, including Brandwisdom.cn, China’s leading company providing hotel big data mining and other value-added services, with Ctrip Beijing China Software Hotel Information System Co., Ltd., China’s one of the leading property management system providers. With the combined strength, Joint Wisdom is providing the full set of property management system solutions to cover about 60,000 hotels in China, ranging from hostels to high star ones.

Joint Wisdom has integrated big data and cloud-based technology in three segments: software, information stream and data intelligence products. Utilizing these tools to meet the diverse needs of hotel’s brand, operation and revenue management, Joint Wisdom effectively enables hotels to realize the potential of data-enabled operations. By providing hotels the complete solutions to improve operating efficiency, Joint Wisdom will ultimately create more value for both hotels and the travel industry as a whole.

Senior Management Promotion

In March, 2015, Ctrip announced that Ms. Jane Jie Sun, Chief Operating Officer of the Company since May 2012 and Chief Financial Officer of the Company from December 2005 to May 2012, to be promoted and concurrently serve as Co-President and Chief Operating Officer of the Company, effective immediately. Ms. Sun has made significant contributions in building Ctrip into a leading internet travel company since she joined Ctrip over nine years ago. With an ongoing focus on business operations, Ms. Sun will work closely with the other core management team and bring the Company to the next level of success.

Business Outlook

For the first quarter of 2015, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 40-50%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on March 19, 2015 (or 8:00AM on March 20, 2015 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 730 403 40#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PGGXEUL3M.

A telephone replay of the call will be available after the conclusion of the conference call until March 27, 2015.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 46822013.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2014 and 2013. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip aggregates comprehensive travel related information and offers its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip enables business and leisure travelers to make informed and cost-effective bookings. It also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	7,138,344,814	5,300,887,799	854,348,032
Restricted cash	739,543,614	836,394,951	134,802,397
Short-term investment	3,635,090,955	6,438,854,587	1,037,754,986
Accounts receivable, net	1,518,230,029	1,826,765,949	294,421,228
Prepayments and other current assets	1,237,530,956	2,480,276,272	399,747,973
Deferred tax assets, current	96,979,500	193,503,366	31,187,082

Total current assets	14,365,719,868	17,076,682,924	2,752,261,698

Long-term deposits and prepayments	559,185,652	306,661,011	49,424,783
Land use rights	107,476,794	104,568,868	16,853,442
Property, equipment and software	1,412,943,693	5,220,626,461	841,412,252
Investment	2,857,213,480	5,318,756,447	857,227,935
Goodwill	972,531,184	1,892,507,708	305,016,876
Intangible assets	356,653,022	668,202,371	107,694,673
Other long-term receviables	186,750,769	702,911,223	113,288,725

Total assets	20,818,474,462	31,290,917,013	5,043,180,384

LIABILITIES
Current liabilities:
Short-term Debt *	774,599,341	3,560,488,641	573,846,604
Accounts payable	1,637,545,824	2,304,111,525	371,355,369
Salary and welfare payable	257,641,763	525,157,105	84,639,961
Taxes payable	315,299,656	339,452,319	54,709,783
Advances from customers	2,451,931,450	3,937,477,522	634,606,183
Accrued liability for customer reward program	284,668,935	430,852,908	69,440,884
Other payables and accruals	646,321,729	1,617,162,761	260,639,325

Total current liabilities	6,368,008,698	12,714,702,781	2,049,238,109

Deferred tax liabilities, non-current	63,197,155	132,506,644	21,356,194
Long-term Debt	5,657,182,650	8,065,980,000	1,300,000,000

Total liabilities	12,088,388,503	20,913,189,425	3,370,594,303

SHAREHOLDERS’ EQUITY
Share capital	3,033,490	3,085,272	497,256
Additional paid-in capital	4,088,484,766	4,828,021,816	778,135,870
Statutory reserves	118,449,230	134,098,747	21,612,795
Accumulated other comprehensive income	372,634,580	443,579,376	71,492,018
Retained Earnings	5,498,934,733	5,726,024,997	922,867,711
Treasury stock	(1,551,141,268)	(1,605,630,913)	(258,780,729)

Total Ctrip’s shareholders’ equity	8,530,395,531	9,529,179,295	1,535,824,921

Noncontrolling interests	199,690,428	848,548,293	136,761,160

Total shareholders’ equity	8,730,085,959	10,377,727,588	1,672,586,081

Total liabilities and shareholders’ equity	20,818,474,462	31,290,917,013	5,043,180,384

* Short-term Debt represents short-term borrowings from commercial banks and Convertible Senior Notes which may be redemeed within one year

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation **	642,014,733	950,299,334	841,899,849	135,689,625
Transportation ticketing ***	578,995,620	799,796,927	773,696,894	124,697,304
Packaged tour	193,885,405	357,643,161	233,363,600	37,611,385
Corporate travel	78,217,923	103,858,502	108,149,606	17,430,552
Others	34,858,565	47,873,735	63,296,892	10,201,607

Total revenues	1,527,972,246	2,259,471,659	2,020,406,841	325,630,473

Less: business tax and related surcharges	(87,566,153)	(129,901,116)	(107,108,067)	(17,262,687)

Net revenues	1,440,406,093	2,129,570,543	1,913,298,774	308,367,786

Cost of revenues	(394,362,609)	(588,980,230)	(583,612,903)	(94,061,326)

Gross profit	1,046,043,484	1,540,590,313	1,329,685,871	214,306,460

Operating expenses:
Product development *	(332,873,022)	(612,245,503)	(789,187,599)	(127,193,953)
Sales and marketing *	(376,172,398)	(598,185,788)	(707,201,365)	(113,980,170)
General and administrative *	(154,055,198)	(241,916,476)	(234,203,387)	(37,746,734)

Total operating expenses	(863,100,618)	(1,452,347,767)	(1,730,592,351)	(278,920,857)

Income/(loss) from operations	182,942,866	88,242,546	(400,906,480)	(64,614,397)

Interest income ****	70,556,062	71,980,305	57,159,146	9,212,382
Interest expense ****	(45,765,307)	(45,175,681)	(50,487,030)	(8,137,032)
Other income	63,568,051	107,538,979	45,500,152	7,333,293

Income/(loss) before income tax expense and equity in income	271,301,672	222,586,149	(348,734,212)	(56,205,754)

Income tax (expense)/benefit	(69,776,649)	(50,423,327)	13,379,084	2,156,317
Equity in income of affiliates	35,251,442	16,323,840	38,233,823	6,162,174

Net income/(loss)	236,776,465	188,486,662	(297,121,305)	(47,887,263)

Less: Net loss attributable to noncontrolling interests	24,702,936	28,437,892	72,696,599	11,716,565

Net income/(loss) attributable to Ctrip’s shareholders	261,479,401	216,924,554	(224,424,706)	(36,170,698)

Comprehensive income/(loss) attributable to Ctrip’s shareholders	648,352,184	555,939,645	(322,594,544)	(51,992,803)

Earnings per ordinary share
- Basic	7.78	6.35	(6.41)	(1.03)
- Diluted	6.74	5.51	(6.41)	(1.03)

Earnings per ADS
- Basic	1.95	1.59	(1.60)	(0.26)
- Diluted	1.68	1.38	(1.60)	(0.26)

Weighted average ordinary shares outstanding
- Basic	33,605,765	34,166,995	35,032,648	35,032,648
- Diluted	39,290,366	39,905,707	35,032,648	35,032,648

* Share-based compensation charges included are as follows:
Product development	34,188,328	48,049,514	50,677,920	8,167,798
Sales and marketing	11,568,731	14,630,609	15,049,518	2,425,542
General and administrative	60,517,724	74,373,595	60,880,262	9,812,117

** Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation related services.

*** Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

**** Interest expenses are separately presented and have been reclassified from interest income, net with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(789,187,599)	41%	50,677,920	3%	(738,509,679)	39%
Sales and marketing	(707,201,365)	37%	15,049,518	1%	(692,151,847)	36%
General and administrative	(234,203,387)	12%	60,880,262	3%	(173,323,125)	9%
Total operating expenses	(1,730,592,351)	90%	126,607,700	7%	(1,603,984,651)	84%

Income/(loss) from operations	(400,906,480)	-21%	126,607,700	7%	(274,298,780)	-14%

Net income/(loss) attributable to Ctrip’s shareholders	(224,424,706)	-12%	126,607,700	7%	(97,817,006)	-5%

Diluted earnings per ordinary share (RMB)	(6.41)		3.61		(2.80)

Diluted earnings per ADS (RMB)	(1.60)		0.90		(0.70)

Diluted earnings per ADS (USD)	(0.26)		0.15		(0.11)

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(612,245,503)	29%	48,049,514	2%	(564,195,989)	26%
Sales and marketing	(598,185,788)	28%	14,630,609	1%	(583,555,179)	27%
General and administrative	(241,916,476)	11%	74,373,595	3%	(167,542,881)	8%
Total operating expenses	(1,452,347,767)	68%	137,053,718	6%	(1,315,294,049)	62%

Income from operations	88,242,546	4%	137,053,718	6%	225,296,264	11%

Net income attributable to Ctrip’s shareholders	216,924,554	10%	137,053,718	6%	353,978,272	17%

Diluted earnings per ordinary share (RMB)	5.51		3.43		8.94

Diluted earnings per ADS (RMB)	1.38		0.86		2.24

Diluted earnings per ADS (USD)	0.22		0.14		0.36

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(332,873,022)	23%	34,188,328	2%	(298,684,694)	21%
Sales and marketing	(376,172,398)	26%	11,568,731	1%	(364,603,667)	25%
General and administrative	(154,055,198)	11%	60,517,724	4%	(93,537,474)	6%
Total operating expenses	(863,100,618)	60%	106,274,783	7%	(756,825,835)	53%

Income from operations	182,942,866	13%	106,274,783	7%	289,217,649	20%

Net income attributable to Ctrip’s shareholders	261,479,401	18%	106,274,783	7%	367,754,184	26%

Diluted earnings per ordinary share (RMB)	6.74		2.70		9.44

Diluted earnings per ADS (RMB)	1.68		0.68		2.36

Diluted earnings per ADS (USD)	0.28		0.11		0.39

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2046 on December 31, 2014 published by the Federal Reserve Board.

Ctrip.com International, Ltd.

Condensed Consolidated Statements of Comprehensive Income

	Year Ended	Year Ended	Year Ended
	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	2,214,170,887	3,201,426,933	515,976,362
Ticketing services **	2,161,784,259	2,950,072,484	475,465,378
Packaged tour	935,684,729	1,055,369,205	170,094,640
Corporate travel	266,988,534	373,407,012	60,182,286
Others	138,388,653	192,281,473	30,990,148

Total revenues	5,717,017,062	7,772,557,107	1,252,708,814

Less: business tax and related surcharges	(330,271,520)	(425,638,738)	(68,600,512)

Net revenues	5,386,745,542	7,346,918,369	1,184,108,302

Cost of revenues	(1,386,767,067)	(2,100,606,413)	(338,556,299)

Gross profit	3,999,978,475	5,246,311,956	845,552,003

Operating expenses:
Product development *	(1,245,719,192)	(2,321,348,753)	(374,133,506)
Sales and marketing *	(1,269,412,720)	(2,214,209,719)	(356,865,828)
General and administrative *	(646,404,879)	(861,550,628)	(138,856,756)

Total operating expenses	(3,161,536,791)	(5,397,109,100)	(869,856,090)

Income/(loss) from operations	838,441,684	(150,797,144)	(24,304,087)

Interest income ***	200,068,533	304,583,544	49,089,956
Interest expense ***	(57,043,756)	(162,354,675)	(26,166,824)
Other income	163,122,374	144,006,435	23,209,624

Income before income tax expense and equity in income	1,144,588,835	135,438,160	21,828,669

Income tax expense	(293,740,322)	(130,821,156)	(21,084,543)
Equity in income of affiliates	55,554,072	87,005,341	14,022,716

Net income	906,402,585	91,622,345	14,766,842

Less: Net loss attributable to noncontrolling interests	91,917,099	151,117,436	24,355,710

Net income attributable to Ctrip’s shareholders	998,319,684	242,739,781	39,122,552

Comprehensive income attributable to Ctrip’s shareholders	1,429,732,939	313,684,577	50,556,777

Earnings per ordinary share
- Basic	30.34	7.08	1.14
- Diluted	26.63	6.35	1.02

Earnings per ADS
- Basic	7.58	1.77	0.29
- Diluted	6.66	1.59	0.26

Weighted average ordinary shares outstanding
- Basic	32,905,601	34,289,170	34,289,170
- Diluted	38,069,841	38,207,858	38,207,858

* Share-based compensation charges included are as follows:
Product development	138,668,196	184,664,576	29,762,527
Sales and marketing	49,104,528	54,391,508	8,766,320
General and administrative	250,156,753	257,587,405	41,515,554

** Ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services.

*** Interest expenses are separately presented and have been reclassified from interest income, net with no effect on net income or retained earnings.

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(2,321,348,753)	32%	184,664,576	3%	(2,136,684,177)	29%
Sales and marketing	(2,214,209,719)	30%	54,391,508	1%	(2,159,818,211)	29%
General and administrative	(861,550,628)	12%	257,587,405	4%	(603,963,223)	8%
Total operating expenses	(5,397,109,100)	73%	496,643,489	7%	(4,900,465,611)	67%

Income/(loss) from operations	(150,797,144)	-2%	496,643,489	7%	345,846,345	5%

Net income attributable to Ctrip’s shareholders	242,739,781	3%	496,643,489	7%	739,383,270	10%

Diluted earnings per ordinary share (RMB)	6.35		13.00		19.35

Diluted earnings per ADS (RMB)	1.59		3.25		4.84

Diluted earnings per ADS (USD)	0.26		0.52		0.78

	Year Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(1,245,719,192)	23%	138,668,196	3%	(1,107,050,996)	21%
Sales and marketing	(1,269,412,720)	24%	49,104,528	1%	(1,220,308,192)	23%
General and administrative	(646,404,879)	12%	250,156,753	5%	(396,248,126)	7%
Total operating expenses	(3,161,536,791)	59%	437,929,477	8%	(2,723,607,314)	51%

Income from operations	838,441,684	16%	437,929,477	8%	1,276,371,161	24%

Net income attributable to Ctrip’s shareholders	998,319,684	19%	437,929,477	8%	1,436,249,161	27%

Diluted earnings per ordinary share (RMB)	26.63		11.50		38.13

Diluted earnings per ADS (RMB)	6.66		2.87		9.53

Diluted earnings per ADS (USD)	1.10		0.47		1.57

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2046 on December 31, 2014 published by the Federal Reserve Board.